UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

THE MALAYSIA FUND, INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

560905101
 (CUSIP Number)

Barry M. Olliff
c/o City of London Investment Management Company Limited
77 Gracechurch Street, London, UK EC3V 0AS
+44 207 711 0771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Group PLC, (CLIG) a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,296,107
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,296,107
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,296,107
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4%
14	TYPE OF REPORTING PERSON* HC

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,296,107
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,296,107
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,296,107
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4%
14	TYPE OF REPORTING PERSON* IA

Item 1(a).	Name of Issuer:

The Malaysia Fund, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Fund are located at:

The Malaysia Fund, Inc.
c/o Morgan Stanley Asset Management
522 Fifth Avenue
New York, NY 10036

Item 2.	Identity and Background.

(a).  This statement is being filed by City of London Investment Group PLC (“CLIG”) and City of London Investment Management Company Limited (“CLIM,” and together with CLIG, the “Reporting Persons”).

(b).  The business address and principal executive offices of CLIG are 77 Gracechurch Street London, EC3V 0AS England.  The directors and executive officers of CLIG, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D.  The business address and principal executive offices of CLIM are 77 Gracechurch Street London, EC3V 0AS England.  The directors and executive officers of CLIM, their business addresses and present principal occupation or employment are set forth on Annex A attached.

(c).  The principal business of CLIG is serving as the parent holding company for the City of London group of companies, including CLIM.  CLIM is an emerging markets fund manager, which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940.  CLIM is controlled by CLIG.  CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including The Emerging (BMI) Markets Country Fund (“BMI”), a private investment fund organized as a Delaware business trust,  Emerging World Fund (“EWF”), a Dublin, Ireland-listed open-ended investment company, Emerging Free Markets Country Fund (“FREE”), a private investment fund organized as a Delaware business trust,  , Frontier Emerging Markets Fund (“FRONT”), a private investment fund organized as a Delaware business trust,  Emerging Markets Country Fund (“GBL”), a private investment fund organized as a Delaware business trust, GFM (Institutional) Emerging Markets Country Fund (“GFM”), an open-ended fund organized under the laws of the Province of Ontario,  Investable Emerging Markets Country Fund (“IEM”), a private investment fund organized as a Delaware business trust The EM Plus CEF Fund (“PLUS”), a private investment fund organized as a Delaware business trust, Tradex Global Equity Fund (“Tradex”), an Ontario mutual fund, and unaffiliated third-party segregated accounts over which CLIM exercises discretionary voting and investment authority (the “Segregated Accounts”).  BMI, EWF, FREE, FRONT, GBL, GFM, IEM, PLUS, and Tradex are collectively referred to herein as the “City of London Funds.”

The Shares to which this Schedule 13D relates are owned directly by the City of London Funds and the Segregated Accounts.

(d).  None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding.

(e).  None of the Reporting Persons has, during the last five years, been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it or he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f).  City of London Investment Group PLC, (CLIG) and City of London Investment Management Company Limited (CLIM) are companies incorporated under the laws of England and Wales.

Item 3.	Source and Amount of Funds or Other Considerations.

Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds and the Segregated Accounts. The aggregate purchase price of the 2,296,107 Shares beneficially owned by the Reporting Persons was $22,389,756, inclusive of brokerage commissions. The aggregate purchase price of the 61,324 Shares owned directly by BMI was $662,184, inclusive of brokerage commissions.  The aggregate purchase price of the 171,617 Shares owned directly by EWF was $1,615,571, inclusive of brokerage commissions. The aggregate purchase price of the 119,782 Shares owned directly by FREE was $1,196,338, inclusive of brokerage commissions.  The aggregate purchase price of the 226,118 Shares owned directly by GBL was $2,543,985, inclusive of brokerage commissions.  The aggregate purchase price of the 2,893 Shares owned directly by GFM was $28,812, inclusive of brokerage commissions.  The aggregate purchase price of the 225,788 Shares owned directly by IEM was $2,444,950, inclusive of brokerage commissions.  The aggregate purchase price of the 1,488,585 Shares owned directly by the Segregated Accounts was $13,897,915, inclusive of brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons prepared a letter discussing their various concerns regarding an SEC order (File No. 3-14628) that instituted administrative cease-and-desist proceedings in a matter related to The Malaysia Fund, Inc.

Item 5.	Interests in Securities of the Issuer.

(a)
and (b).  As of the date hereof, CLIG, through its control of CLIM, and CLIM, in its capacity as investment adviser to the City of London Funds and the Segregated Accounts, have voting and dispositive power with respect to all 2,296,107 Shares owned directly by the City of London Funds and the Segregated Accounts, representing approximately 30.4 % of the 7.544 million Shares outstanding as of June 30, 2011, as reported by the Fund.  As of the date hereof, BMI, EWF, FREE, GBL, GFM, IEM, and the Segregated Accounts owned directly 61,324, 171,617, 119,782, 226,118, 2,893, 225,788 and 1,488,585 Shares, respectively, representing approximately 0.81%, 2.27%, 1.59%, 3.00%, 0.04%, 2.99%, and 19.73%, respectively, of the 7.544 million Shares outstanding as of June 30, 2011.

(c).	Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth below:

Portfolio	Tran Type	Trade Date	Par Value / Shares	Trade Price

ACCOUNT	BUY	9/23/2011	6,600	8.71
ACCOUNT	BUY	9/27/2011	9,200	8.98
ACCOUNT	BUY	9/27/2011	10,075	8.98
ACCOUNT	BUY	9/27/2011	7,260	8.98
GFM I	BUY	9/27/2011	105	8.98
ACCOUNT	BUY	9/27/2011	6,725	8.98
ACCOUNT	BUY	9/27/2011	6,635	8.98
ACCOUNT	BUY	9/28/2011	31,872	8.99
ACCOUNT	BUY	9/29/2011	18,900	9.02
EWF	BUY	9/30/2011	14,810	9.02
ACCOUNT	BUY	9/30/2011	4,685	9.02
ACCOUNT	BUY	9/30/2011	4,920	9.02
ACCOUNT	BUY	9/30/2011	5,013	9.02
ACCOUNT	BUY	10/3/2011	2,730	8.84
ACCOUNT	BUY	10/3/2011	1,716	8.84
ACCOUNT	SELL	10/10/2011	(700)	9.78
ACCOUNT	SELL	10/10/2011	(1,500)	9.78
ACCOUNT	SELL	10/17/2011	(2,300)	10.36
ACCOUNT	SELL	10/21/2011	(242)	10.15
ACCOUNT	SELL	10/24/2011	(16,011)	10.05
ACCOUNT	SELL	10/26/2011	(5,083)	9.98
GFM I	SELL	10/27/2011	(600)	10.17
ACCOUNT	BUY	10/28/2011	2,000	10.33
ACCOUNT	BUY	10/31/2011	2,700	10.15
ACCOUNT	SELL	11/3/2011	(3,600)	10.26
ACCOUNT	SELL	11/7/2011	(3,000)	10.40
BMI	SELL	11/8/2011	(4,277)	10.50
ACCOUNT	SELL	11/9/2011	(7,100)	10.61
ACCOUNT	SELL	11/10/2011	(3,650)	10.30
ACCOUNT	SELL	11/10/2011	(1,623)	10.30

(d).	Other than disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

(e).	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Fund, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

See letter dated November 23, 2011 attached hereto as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

November 23, 2011

CITY OF LONDON INVESTMENT GROUP PLC

/ s /  Barry M. Olliff
Name: Barry M. Olliff
Title:   Director

CITY OF LONDON INVESTMENT
MANAGEMENT COMPANY LIMITED

/ s /  Barry M. Olliff
Name: Barry M. Olliff
Title:   Director

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and executive officers of CLIG and their business addresses and present principal occupation or employment are set forth below.  If no business address is given, the business address of such director or executive officer is c/o City of London Investment Group PLC, 77 Gracechurch Street, London EC3V 0AS, England.

Andrew Davison	Non-Executive Chairman
Barry Olliff	Chief Executive Officer
Douglas Allison	Finance Director
David Cardale	Non-Executive Director
George Robb	Non-Executive Director
Allan Bufferd	Non-Executive Director
Rian Dartnell	Non-Executive Director
Carlos Yuste	Business Development Director
Thomas Griffith	Chief Operating Officer

The names of the directors and executive officers of CLIM and their business addresses and present principal occupation or employment are set forth below.  If no business address is given, the business address of such director or executive officer is c/o City of London Investment Management Limited, 77 Gracechurch Street, London EC3V 0AS, England.

David Cardale	Non-Executive Chairman
Barry Olliff	Chief Executive Officer / Chief Investment Officer
Douglas Allison	Finance Director
Thomas Griffith	Director
Carlos Yuste	Director

Exhibit A

November 23, 2011

Mr. Michael E. Nugent
Chairman, The Malaysia Fund, Inc.
c/o Triumph Capital, L.P.
445 Park Avenue
New York, NY  10022

Dear Mr. Nugent,

As I am certain you are aware, on November 16, 2011, the SEC released an order (File No. 3-14628) instituting administrative cease-and-desist proceedings in a matter related to The Malaysia Fund, Inc. (the “Fund”).  Also on November 16, 2011, the Fund filed a Form 8-K which acknowledged the settlement of the SEC proceeding, announced the payment of an additional $1,302,074.92 to the Fund, and referred the reader to the SEC administrative order for further details.

We are very surprised that there has been no further communication from the Fund, and specifically from the Board, discussing the situation with AMMB Consultant Sendirian Berhad (“AMMB”). We are even more surprised that no further information has been provided regarding the Fund’s tender offer subsequent to the announcement on November 14, 2011.  When will you communicate with shareholders?  When will the shareholders get full recompense from Morgan Stanley Investment Management (“MSIM”) for its misdeeds and, most important, are you planning to take any action against MSIM for reputational harm to the Fund, including considering the appropriateness of terminating the advisory agreement?  Will it be left to the shareholders to undertake what we view as the Board’s duty, and for shareholders to fulfill your responsibilities for you? The way the Board disclosed the NAV impact of the settlement amount met only the legal minimum standard (i.e., the Form 8-K). We would advocate for a level of communication from the Board that was considerably more forthright and user-friendly than merely an 8-K filing in order for your product (i.e., the Fund) to be seen as competitive in the marketplace.

Based on a plain vanilla reading of the recent SEC action against MSIM, in our opinion, it was not only MSIM but it was also you, the Board, who failed to either adopt or ensure that Morgan Stanley had adopted policies and procedures designed to adequately ensure compliance with the federal securities laws, and it appears that for many years neither the Board nor MSIM have had in place the systems and controls required. The SEC could have, and perhaps should have, looked more closely at you, the independent members of the Board, for your failure to provide adequate oversight of the Fund and the Adviser. We believe that you have failed in your fiduciary duty to the Fund and its shareholders to protect their interests. Where have you been?

We wrote letters on May 17, 2011, on July 15, 2011, and on September 22, 2011, and have been patiently waiting for replies.  In any other jurisdiction, those letters would have been responded to immediately.  We understand that, in general, Boards of Directors of closed-end investment companies are under-

resourced, underpaid, and often may not have the relevant understanding, expertise or training for the job undertaken; however, over many years you and the rest of the Board of The Malaysia Fund, Inc. and other Morgan Stanley funds, have accepted payment for services rendered and have continued to perpetuate your own existence. Here, we are referencing the fact that we cannot vote against Directors in the election process.  In fact, you have retained outside experts, including fund counsel and independent counsel, to provide legal services to the Fund and to you to assist you to fulfill your duties and responsibilities in rendering services to the Fund and the shareholders, all at shareholder expense.

For the record, we continue to believe, and you have bolstered our belief, that Unitary Boards are a disaster for shareholders. The investment company industry and the SEC should consider adopting, as a best practice, a policy setting some limits on how many funds one board can effectively oversee. We also believe that properly trained Board members, adequately remunerated for their service, is the only way to go and would challenge anyone who believes otherwise.  As they say, “You get what you pay for”.

We will continue to monitor this situation and, to the extent we deem necessary, will take any action we deem appropriate to protect the interests of our clients.  Based on the SEC administrative order, we are very concerned with MSIM continuing to serve as investment adviser to this Fund or any other fund.  Our present intention is to propose termination of every advisory agreement with a Morgan Stanley CEF where we have relevant influence.

In our opinion, the Board has demonstrated that it is not Fit or Proper to undertake its responsibilities.

Sincerely,
Jeremy Bannister
Director, Corporate Governance
City of London Investment Management Company Limited

cc:           Mr. Carl Frischling, Kramer Levin Naftalis & Frankel LLP
Mr. Thomas R. Westle, Blank Rome LLP